UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Partially Binding Term Sheets

On November 26, 2024, Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”) issued a press release announcing that the Company and TCL Zhonghuan Renewable Energy Technology Co Ltd. and/or its subsidiaries, the Company’s controlling shareholder (collectively, “TZE”), entered into a partially binding term sheet (the “Term Sheet”) in connection with the following potential transaction (the “Potential Acquisition”):
•The potential acquisition by TZE of Maxeon’s non-US, ‘rest-of-the-world’ distributed generation business through acquisition of 100% equity interest in certain direct and indirect non-U.S. subsidiaries of Maxeon, organized under the laws of the following jurisdictions:
◦Malta, United Kingdom, Israel, Italy, Germany, the Netherlands, Spain, Mexico, Belgium, Australia, Chile, Korea, and Japan (collectively, the “Target Entities”); and
•The possible ancillary sale by Maxeon of certain French entities and their subsidiaries to TZE (the “French Entities”), to the extent Maxeon elects to exercise a put option (the “Put”) in relation to the proposed sale of these French entities, which Put under French labor laws may only be exercised after the relevant works council has been informed and consulted with regard to the proposed transaction subject to the Put. The terms of such Put, such as the price and timing, will be detailed, negotiated and reflected in a separate agreement to be entered into by both parties.

In connection with the Potential Acquisition, Maxeon will also contribute via transfer, assignment, conveyance or delivery to TZE, on a list to be agreed upon between the parties at the time of the execution of the definitive purchase agreement (referred hereinto as the “Other Assets” and together with the Target Entities, the “Transferrable Assets”):
•the rights, title and interest in certain trademarks existing outside of the United States (U.S.);
•certain tangible and intangible assets, contracts and business relationships which pertain to Maxeon’s non-U.S. ‘rest-of-the-world’ distributed generation business; and
•certain transferable infrastructure, contracts and business relationship which enable the operation of Maxeon’s non-US, ‘rest-of-the-world’ distributed generation business.

The purchase price (the “Purchase Price”) shall be equal to the fair market value, minus any Assumed Liabilities (as defined below) not included in the fair market value calculation and Intercompany Debt (as defined below) that is not settled prior to the closing, of the Transferable Assets and French Entities as of August 31, 2024,, as determined by an independent valuation report prepared by a reputable valuation firm mutually acceptable to the parties (the “Valuation Report”). If the Valuation Report provides a range for the market value, the Purchase Price shall be equal to the mid-point of the range.

In connection with the Potential Acquisition, TZE or one of its affiliates, shall also assume certain liabilities (exclusive of all Intercompany Debt involving the Target Entities) which pertain to Maxeon’s non-US, ‘rest-of-the-world’ distributed generation business and recorded as total liabilities in that certain pro forma financial presentation as of August 31,2024, prepared upon certain agreed-upon-procedures (the “AUP report”) based on Maxeon’s balance sheet included in the AUP Report (the “Assumed Liabilities”). Maxeon and TZE will work together to agree in good faith on any changes to the Assumed Liabilities, particularly those liabilities arising between August 31, 2024 and the closing of the Potential Acquisition (other than accounts payable owed to TZE or its affiliates). Prior to closing of the Potential Acquisition of the Transferable Assets, and, as the case may be, of the acquisition of the French Entities, parties shall work together to effect offsetting of all intercompany debt involving the Target Entities and French Entities (collectively, the “Intercompany Debt”) in the most tax effective manner through novation thereof.

The Purchase Price shall be paid in several instalments starting from the signing date of the Term Sheet (the “Signing Date”) through the closing date of the Potential Acquisition, with the amounts of each installment and number of installments to be further discussed and agreed upon between Maxeon and TZE starting from the Signing Date; provided, that the first instalment shall be no less than $10 million (the “First Installment”) and the final installment representing the remainder of the Purchase Price shall be paid on the closing date of the Potential Acquisition. The First Installment will in no way be related to or associated with the Potential Acquisition of the

French Entities, the terms of which are contained in the Put, and which will be treated as a distinct but ancillary transaction to the Potential Acquisition.

Unless appropriate reserves for certain liabilities have been recorded in the AUP Report, any adverse judicial decision resulting from litigation pending as of the Signing Date (“Known Proceedings”) will be either (i) deducted from the Purchase Price if finally judicially determined by a court of competent jurisdiction prior to the closing of the Potential Acquisition (“Resolved Known Proceedings”), or (ii) indemnified by Maxeon (subject to liability caps agreed by the parties) if not finally judicially determined by a court of competent jurisdiction prior to the closing of the Potential Acquisition (“Known Proceedings Indemnity”). Other than with respect to Resolved Known Proceedings, there will be no adjustments to the Purchase Price. Payments under the Known Proceedings Indemnity shall be made when TZE incurs damages that qualify for indemnification under the Known Proceedings Indemnity.
Any Purchase Price installments paid by TZE to Maxeon prior to the consummation of the Potential Acquisition on or before an outside date to be agreed by the parties in the definitive purchase agreement, together with any accrued interests (collectively, the “Prior Payments”), should be non-refundable, other than in the event of failure of the Potential Acquisition to be consummated on or before that outside date solely due to the reasons directly attributable to Maxeon. If the Prior Payments are required to be refunded, Maxeon shall pay such amount to TZE within sixty (60) days after the occurrence of the event triggering the refund.

Except as otherwise described in the preceding paragraph or in the event TZE fails to negotiate in good faith, Prior Payments shall not be refunded and shall constitute liquidated damages that shall be retained by Maxeon due to (a) the loss or harm from TZE’s failure to negotiate in good faith or for the failure of the Potential Acquisition to be consummated on or before the outside date are uncertain or difficult to prove with certainty, and (b) the Prior Payments constitute a reasonable approximation of damages that Maxeon will incur as a result of the failure of the Potential Acquisition to be consummated on or before the outside date including, without limitation, the efforts and resources expended and the business and restructuring opportunities foregone by Maxeon while negotiating the Term Sheet and the definitive purchase agreement and in reliance on the Term Sheet and on the expectation of the consummation of the Potential Acquisition.

The closing of the Potential Acquisition is subject to entering into a mutually agreed upon definitive purchase agreement, and certain transitional support services agreement, obtaining a fairness opinion from Deloitte & Touche Financial Advisory Services Pte Ltd. confirming that the terms of the Potential Acquisition of the Transferable Assets and, as the case may be the acquisition of the French Entities, are fair from a financial perspective, requisite approvals by the Company’s board of directors and the Company’s Audit Committee, a number of regulatory approvals, consents and notification requirements. Each of the parties will cover its own costs, fees and expenses incurred by it or any of its affiliates in connection with the Potential Acquisition and other transaction contemplated herein. The Term Sheet will be governed under the laws of Singapore. Any claim, dispute or difference arising under or in connection with this Term Sheet will be resolved by arbitration by a sole arbitrator under the Arbitration Rules of the Singapore International Arbitration Centre in force at that time. Any arbitral award shall be in writing and shall be final and binding on the parties.

The Term Sheet automatically terminates at 11:59pm C.S.T on December 31, 2024. The parties agree that with the exception of certain identified provisions, including the Purchase Price, governing law, dispute resolution, fees and expenses and termination provisions, the rest of the Term Sheet does not constitute a legally binding obligation on either party.

On November 26, 2024, Maxeon and TZE also entered into a partially binding term sheet (the “Second Term Sheet”) in connection with the potential acquisition by TZE of 100% equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of Maxeon (“SPML”). In connection with the potential acquisition of SPML (the “SPML Transaction”), TZE will also acquire any specifically identified assets and liabilities , associated with the business activities within the country of Philippines that are held by Maxeon or its subsidiaries (referred hereinto as the “Specified Assets and Liabilities” and together with SPML, the “Target Assets”), with a list of such Specified Assets and Liabilities to be identified by the parties prior to signing of the definitive purchase agreement. None of the Target Assets will be comprised of any intellectual property owned by Maxeon or other assets, including information, owned or controlled by Maxeon outside of the Philippines, which have not been specifically identified.

The purchase price for the SPML Transaction (the “Final Consideration) will be based on: (i) the AUP report including the additional Specified Assets and Liabilities not owned by SPML or its affiliate], and (ii) valuation report(s) provided by Colliers International identifying the fair market value of SPML and of SPML’s assets and real estate interests (the “Collier’s Valuation Report”). Certain agreed upon inventory write-offs not already reflected in the AUP report will be adjusted from the Final Consideration, subject to Maxeon’s obligation to reimburse TZE for certain losses in inventory sales by TZE. Unless appropriate reserves for certain liabilities have been recorded in the AUP Report, any adverse judicial decision resulting from certain known matters pending as of the Signing Date (“SPML Known Proceedings”) will be either (i) deducted from the Final Consideration if finally judicially determined by a court of competent jurisdiction prior to the closing of the Potential Acquisition (the “SPML Resolved Proceedings”), or (ii) indemnified by Maxeon, subject to liability caps agreed by the parties (the “SPML Known Proceedings Indemnity”). Other than with respect to the SPML Resolved Proceedings, there will be no adjustments to the Final Consideration. Payments for certain losses in inventory sales by TZE shall be made when incurred and payments under the SPML Known Proceedings Indemnity shall be made when TZE incurs damages that qualify for indemnification under the SPML Known Proceedings Indemnity.

The Final Consideration shall be paid in several installments from the signing of the Second Term Sheet until the closing of the SPML Transaction. The amounts of each installment and number of installments shall be further discussed and agreed upon between Maxeon and TZE following the signing date of the Second Term Sheet (the “Effective Date”), with the first installment being in the amount of $30 million.

Any installment payments previously paid should be refunded to TZE in the event of failure of the SPML Transaction to be consummated on or before the “long stop date” (to be agreed by the parties in the definitive purchase agreement) solely due to the reasons directly attributable to Maxeon. Under the abovementioned circumstances, in addition to any installment payments previously paid which shall be refunded to TZE, Maxeon shall also pay TZE any interest accrued on any previously paid installments. If any of such payments are required to be refunded, Maxeon shall make such refund payment within sixty (60) days after the occurrence of the event triggering the refund.

Except as otherwise described in the preceding paragraph or in the event TZE fails to negotiate in good faith, prior installments shall not be refunded and shall constitute liquidated damages that shall be retained by Maxeon because (a) the loss or harm from TZE’s failure to negotiate in good faith or for the failure of the SPML Transaction to be consummated on or before the outside date are uncertain or difficult to prove with certainty, and (2) the installment payments previously paid (if any) are a reasonable approximation of damages that Maxeon will incur as a result of the failure of the SPML Transaction to be consummated on or before the outside date including, without limitation, the efforts and resources expended and the business opportunities foregone while negotiating this Second Term Sheet and the definitive purchase agreement and in reliance on this Second Term Sheet and on the expectation of the consummation of the SPML Transaction.

For a period of twelve months following the closing the SPML Transaction, TZE undertakes to not resell the shares in SPML for a value greater than the Final Consideration or any assets owned by SPML and its subsidiary at closing of the SPML Transaction, for a value greater than the one stated in the Collier’s Valuation Report.

Following the closing, the parties will cooperate to allow Maxeon to carry out certain R&D activities related to its next generation IBC technology and as part of these R&D activities, Maxeon will contribute employees with relevant knowledge to form the development team and 50% of the operational expenses incurred, while TZE will contribute right-to-use of the Target Assets and the other half of the operational expenses. Any intellectual property developed from such Maxeon R&D activities will be jointly owned by Maxeon and TZE. The parties will work together with any third party interested in utilizing the Target Assets to manufacture IBC products or similar products and achieve reasonable and sustainable arrangements on joint ventures, intellectual property licensing and/or global distributions with such third party. Without the prior written consent of Maxeon, TZE is not permitted to allow access or sell any intellectual property owned by Maxeon and/ or tools and processes based on such intellectual property, as well as access to employees with relevant knowledge.

The closing of the SPML Transaction is subject to entering into a mutually agreed upon definitive purchase agreement (including a transitional services agreement pursuant to which both Maxeon and TZE will provide each other certain transitional services support), receipt of Collier’s Valuation Report, requisite approvals by the Company’s board of directors and the Company’s Audit Committee, a number of regulatory approvals, consents and notification requirements. Each of the parties will cover its own costs, fees and expenses incurred by it or any of its affiliates in connection with the SPML Transaction and other transaction contemplated herein. The Second Term

Sheet will be governed under the laws of Singapore. Any claim, dispute or difference arising under or in connection with the Second Term Sheet will be resolved by arbitration by a sole arbitrator under the Arbitration Rules of the Singapore International Arbitration Centre in force at that time. Any arbitral award shall be in writing and shall be final and binding on the parties.

The Term Sheet automatically terminates at 11:59pm C.S.T on December 31, 2024. The parties agree that with the exception of certain identified provisions, including the Final Consideration, governing law, dispute resolution, fees and expenses and termination provisions, the rest of the Second Term Sheet does not constitute a legally binding obligation on either party.
Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to enter into definitive agreements and close the transactions discussed in this press release; expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including signing of definitive agreements and closing of the transactions discussed in this press release, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of the U.S. Customs & Border Protection (CBP) investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Risk Factors". Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 26, 2024	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer

EXHIBITS

Exhibit Title

99.1	Press release of Maxeon Solar Technologies, Ltd., dated November 26, 2024